Exhibit 99.2

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2008

The supervisory board was centrally engaged in the year 2008 with the company’s long term strategic objectives, the regional growth concepts, the technical development possibilities for dialysis treatment and the expansion of business activities in the pharmaceutical area in the course of dialysis treatment and the position of the company against the background of the general economic developments.

Particulars:

In the expired fiscal year, the Supervisory Board dealt intensively with the position and perspectives of the company and various special issues while performing the tasks assigned to it by statute, the Articles of Association and the German Corporate Governance Code. We regularly advised the management of the company i.e. the Managing Board of the general partner on the management of the company and supervised the management of the company in line with our liability as Supervisory Board of the partnership limited by shares. The management informed us regularly in written and oral reports, promptly and comprehensively on all material questions of business policy, of company planning and strategy, the course of business, the profitability, the situation of the group and the risk situation and risk management. We again reviewed, as in previous years, the business development of the companies acquired in the previous years and compared this with the plans and projections at the time of each acquisition.

Meetings:

Four meetings of the Supervisory Board took place in the fiscal year 2008. No member took part in less than half of the meetings. Between meetings, written information was provided. The Supervisory Board discussed urgent matters several times in telephone conferences. In addition, the chairman of the Supervisory Board maintained close contact between meetings with the Managing Board of the general partner. The Supervisory Board continued in the year under report the tradition of getting to know senior executives in the course of presentations on selected themes.

Principal Topics discussed by the Supervisory Board:

The Supervisory Board in 2008 repeatedly dealt with the patent law situation of the company, in particular including against the background of disputes with the competitors Gambro and Baxter.

The Supervisory Board again in a one and a half day strategy meeting in autumn together with the management discussed the medium and long-term perspectives of the company. The central issue was home hemodialysis, both the further development of its technological basis and the services associated with home care.

The Supervisory Board discussed the medium and long-term development opportunities in the various regions with the Managing Board of the general partner and obtained reports – frequently country-specific – on the situations of cost reimbursement by public bodies and private insurers.

The Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee which is presided over by Dr. Walter L. Weisman held a total of four meetings and also held several telephone conferences in the reporting year. It dealt with the annual and group financial statements, the proposed application of profits and the Report 20-F for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each of the quarterly reports with the management. The Audit and Corporate Governance Committee satisfied itself of the independence of the auditing company, granted the audit assignment, concluded the fee agreement and discussed and determined the main issues in the audit with it.

Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and reported in each case on the audit work and the audit review of the quarterly financial statements.

The effectiveness of the internal controlling system and risk management in the company was discussed several times. KPMG AG Wirtschaftsprüfungs-gesellschaft, in the course of the audit, reviewed the structure and function of the risk management and raised no objections thereto. The Managing Board of the general partner reported periodically on individual major risks. The Managing Board of the general partner also reported to the Committee on the compliance situation of the company regularly in all ordinary Meetings of the Audit and Corporate Governance Committee.

In 2008, the Audit and Corporate Governance Committee was again intensively concerned with the checking of the company’s internal controlling system according to the Sarbanes-Oxley Act (“SOX 404”). On 12 February 2009, the company received the unqualified audit certificate of KPMG Wirtschaftsprüfungs-gesellschaft, Frankfurt am Main for the implementation of the provisions of SOX 404 in fiscal year 2008.

The Audit and Corporate Governance Committee also again checked the legal and business relations of the company with Fresenius SE and its affiliates. In that respect, it was confirmed that these relations correspond to those between unrelated third parties (at arms’ length).

The Audit and Corporate Governance Committee informed the entire Supervisory Board in each case of the results of its discussions.

Joint Committee:

The Joint Committee which was established according to the Articles of Association in 2006 and the approval of which is required for certain significant transactions between the company and Fresenius SE or its affiliates, did not meet in 2008 since no transactions which required approval were undertaken.

Corporate Governance:

The Supervisory Board reviewed its efficiency and the flow of information between the Managing Board of the general partner and the Supervisory Board and between the latter and the Audit and Corporate Governance Committee. There were no complaints on this issue.

The Audit and Corporate Governance Committee also met regularly, after its personal meetings, with representatives of the auditors in the absence of members of the Managing Board of the general partner.

At its meeting on 18 November 2008, the Supervisory Board discussed and passed the declaration of conformity of the company pursuant to Section 161 German Stock Corporation Act (AktG) on the German Corporate Governance Code. The said declaration applies in the version of December 2008 permanently accessible on the company’s Internet site. The only exceptions from the recommendations of the Code remain the (absence of) age limits for members of the Managing Board and the Supervisory Board and the remuneration of the Supervisory Board which contains no performance-oriented element.

The Corporate Governance Report of the general partner and the Supervisory Board is provided on pages 91 et seqq. of the annual report.

Annual and Group Financial Statements:

The annual financial statements of Fresenius Medical Care AG & Co. KGaA and the management report were prepared in accordance with the German Commercial Code (HGB), the group financial statements and group management report in accordance with the “International Financial Reporting Standards” (IFRS). The bookkeeping, the annual financial statements and the management report of Fresenius Medical Care AG & Co. KGaA and the group financial statements and the group management report of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2008 in each case were audited by KPMG AG Wirtschaftsprüfungs-gesellschaft (formerly KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, auditors appointed by General Meeting resolution of 20 May 2008 and instructed by the Audit and Corporate Governance Committee of the Supervisory Board; they each carry the unqualified audit certificate. The auditor’s reports were presented to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee taking account of the audit report of the auditor of the annual and group financial statements and in discussion with the auditor, reviewed the annual and group financial statements and the management report and reported on same to the Supervisory Board.

The Supervisory Board reviewed the annual financial statements, the management report and the proposal for the application of the balance sheet profit, the group financial statements and the group management report, in each case for the fiscal year 2008. The documents were presented to him timely. The Supervisory Board agrees with the result of the audit of the annual financial statements and the group financial statements by the auditor. Even after the final outcome of its own review by the Supervisory Board, which itself, like the Audit and Corporate Governance Committee, heard the representatives of the auditors of the annual and group financial statements who signed the audit report, no objections to the annual financial statements and management report of the company or against the group financial statements and group management report arise. At its meeting on 18 February 2009, the Supervisory Board approved the annual financial statements and management report of Fresenius Medical Care AG & Co. KGaA for 2008, presented by the general partner. At this meeting, the draft of the report pursuant to form 20-F to be filed with the Securities and Exchange Commission (SEC), which, besides other information, contains the group annual financial statements and group management report according to the U.S. Generally Accepted Accounting Principles (US GAAP) with the US dollar as the reporting currency, was also discussed. The group financial statements and group management report were approved by the Supervisory Board at its meeting on 12 March 2009. The Supervisory Board also approved the general partner’s proposal for the appropriation of profit, which provides for a dividend of € 0.58 for common shares and € 0.60 for preference shares.

Dependency Report:

The general partner, Fresenius Medical Care Management AG has, in accordance with Section 312 German Stock Corporation Act, prepared a report for the fiscal year 2008 on relations with affiliated companies. The report contains the concluding declaration of the general partner that the company received reasonable consideration in the course of each of the legal transactions and measures listed in the report taking account of the circumstances known to the general partner at the time the legal transactions were conducted or the measures taken or not taken and that the company was not disadvantaged by the fact that measures were taken or not taken. The Supervisory Board and the Audit and Corporate Governance Committee reviewed the report. The auditor participated in the corresponding negotiations and reported on the essential results of the audit. The Supervisory Board and the Audit and Corporate Governance Committee share the opinion of the auditor who, on 12 February 2009, certified the report as follows:

“Based on our audit and the conclusions reached, we confirm that (1) the disclosures made in the report are factually correct, (2) the consideration received or paid by the Company for each legal transaction disclosed in the report was not unreasonably high, (3) there are no other circumstances relating to the transactions and measures disclosed in the report which would lead to a conclusion different to the one reached by the personally liable shareholder (General Partner)”.

The Supervisory Board thanks the members of the Managing Board of the general partner and all employees for their commitment and the work commitment contributed in 2008.

Bad Homburg v.d.H., 12 March 2009

The Supervisory Board

Dr. Gerd Krick